Filed by HNC Software Inc. pursuant
to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934

Subject Company: HNC Software Inc.

Commission File No. 000-26146

Date: July 18, 2002

        This filing relates to the proposed merger between Northstar Acquisition Inc., a wholly-owned subsidiary of Fair, Isaac and Company, Incorporated, and HNC Software Inc., pursuant to an Agreement and Plan of Merger, dated as of April 28, 2002. The Agreement and Plan of Merger was filed by HNC Software under cover of Form 8-K on April 29, 2002 and is incorporated by reference into this filing.

        This filing contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of future product offerings, expected synergies, timing of closing, execution of integration plans and increases in shareholder value as a result of the merger, are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Fair, Isaac's registration statement on Form S-4 filed May 29, 2002, as amended, and its SEC reports (including but not limited to its annual report on Form 10-K for the year ended September 30, 2001, and subsequently filed reports); and other risks that are described from time to time in HNC's SEC reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Fair, Isaac's and HNC's results could differ materially from Fair, Isaac's and HNC's expectations in these statements. Fair, Isaac and HNC assume no obligation and do not intend to update these forward-looking statements.

        Fair, Isaac and HNC have filed with the SEC a definitive joint proxy statement/ prospectus and other relevant materials in connection with the merger. Before making any voting or investment decision with respect to the merger, investors and stockholders of Fair, Isaac and HNC are urged to read this joint proxy statement/prospectus and any other relevant materials filed with the SEC because they contain important information about Fair, Isaac, HNC and the merger. The joint proxy statement/prospectus is being sent to the stockholders of Fair, Isaac and HNC. In addition, the joint proxy statement/prospectus and other relevant materials, and any other documents filed by Fair, Isaac and HNC with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and stockholders of Fair, Isaac may obtain free copies of the documents filed with the SEC by Fair, Isaac by contacting Fair, Isaac Investor Relations, 200 Smith Ranch Road, San Rafael, CA 94903-5551, 415-492-5309. Investors and stockholders of HNC may obtain free copies of documents filed with the SEC by HNC by contacting HNC Investor Relations, 5935 Cornerstone Court West, San Diego, CA 92121, 858-546-8877.

        Fair, Isaac and HNC, and their respective executive officers and directors, may be deemed to be participants in the solicitation of proxies from the stockholders of Fair, Isaac and HNC in favor of the merger. Information concerning the interests of Fair, Isaac's executive officers and directors in the merger, including their ownership of Fair, Isaac common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on February 5, 2002 and in the joint proxy statement/prospectus. Information concerning the interests of HNC's executive officers and directors in the merger, including their ownership of HNC common stock, is contained in its Proxy Statement for its Annual Meeting of Stockholders held on May 28, 2002 and in the joint proxy statement/prospectus. Copies of such proxy statements may be obtained without charge at the SEC's web site at www.sec.gov.

        * * *

[HNC SOFTWARE—Q2 2002 Earnings Conference Call Wednesday, July 17 2002]

Operator:	Good afternoon. My name is... and I will be your conference facilitator today. At this time I would like to welcome everyone to the HNC Software second quarter 2002 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star and then the number one on your telephone keypad and questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key. Thank you. I will now turn the call over to Mr. John Mutch, President and Chief Executive Officer of HNC Software. Sir, you may begin your conference.
John Mutch:	Thanks very much operator. And good afternoon everyone. Thank you for joining us today. We appreciate your continued interest in HNC.

The purpose of this call is to provide a brief update on the company's activities in an open forum in which to ask questions. Since the intention of the call is to comply with Reg FD in our discussions, things that could be happening to HNC or that may affect HNC's future business, it is necessary to make forward looking statements that may include such words as expect, probably, uncertain, guess, and similar language. Please remember that our actual results may differ materially from those forward looking statements due to such factors as internal operating results and changes in customer demand. For the description of risk and uncertainties that may affect HNC's business, see our quarterly filings of form 10Q and other FCC filings.

Given that we are in the midst of our planned merger with Fair Isaac I thought I'd begin today's call with a quick update on where we stand with the transaction. Following that update I'll run through some 2Q highlights for you and then I'll hand it over to Ken Saunders to review the financials.

First, In terms of our merger. We have had transition teams from both organizations engaged in a series of planning meetings, literally since the merger announcement. These planning meetings have gone extremely smoothly. We have called for a shareholders meeting on July 23rd to tabulate the shareholder vote. Both the HNC board and the Fair Issac board have recommended a vote for the merger and we expect shareholders will follow suit. We have responded quickly to Department of Justice requests for information in regard to the Hart-Scott-Rodino review and we await a ruling by the Department of Justice. Finally, as many of you may be aware, a lawsuit was filed from Millberg, Weiss on behalf of shareholders. We are aggressively working with our legal teams to seek a timely resolution of this matter.

Let me now switch gears and run through some of the progress we made this quarter. Before I do so I'd like to say that I'm really very proud of the effort the entire HNC team continues to demonstrate. These are not easy times and, in our case, this lackluster environment was further complicated with additional pressures brought on by the impending merger. I'd say that we clearly rallied above the noise and delivered very solid results—everyone kept their head down and did their job exceptionally well.

This quarter 73% of our business came from recurring revenue transactions. We had a total of 113 new deals signed in the quarter. Of those, 73 or about 65% came from existing customers. Geographically, 93 of the deals were from North America, 4 were from the Asia Pacific region, and 11 from Europe, the Middle East and Africa. International as a whole was 24% of the total revenue.
Let me give you some highlights and some color by our product categories.
In our risk suite, HNC Falcon's Fraud Manager continues its success.

In Europe HNC signed the combined portfolio of Halifax and Bank of Scotland for Falcon which will protect 3-4 million active accounts. This signing also creates the opportunity to cross-sell Falcon Debit to Halifax Bank of Scotland.

In Latin America, BBV/Bancomer signed up for implementation services to take their entire portfolio in-house and run Falcon directly—previously it was run on the FDR platform. This conversion puts us in a very good position to add BBV's debit card portfolio.
In Asia, GC Card of Japan signed with HNC in April and will go live with Falcon in July. With this addition, HNC has now approximately 50% of the Japanese card market.

The three HSBC sites—Indonesia, Sri Lanka and Thailand—went live this quarter. HSBC currently has over 3 million accounts in Asia and over 6.5 million accounts worldwide protected by Falcon and we continue to have opportunities to expand with HSBC in India, Singapore and Brunei. Our first Falcon Customer in Korea, Hyundai, also went live in Q2.
In Australia, St. George went live in May, while Westpac is scheduled to go live in the 3rd quarter.

In Healthcare Fraud we continue to have nice wins in conjunction with EDS. This quarter, as part of an EDS-led team, we were awarded a contract for California Medicare as well as the Texas Medicaid Fraud rebid.

In telecom fraud, we successfully sold and implemented our first license of HNC Fraud Manager for Telecommunications Version 2. This product combats both subscription fraud and technical fraud and uses neural networks, profiling, expert rules and consortium models to detect telco misuse. This customer also agreed to participate in our Risk Management Telco Consortium. AT&T Wireless broadened their relationship with us the quarter by becoming a user of our Falcon Fraud Manager for Card Not Present product.

We had some nice deals with our Predictive P&C Insurance Product line. Reserve inadequacy is a hot button in Workers Comp with combined ratios as high as 135. Carriers are looking for ways to improve their reserving process. One Beacon, a large regional carrier, licensed MIRA Claims Advisor for Reserving for 8 jurisdictional states to improve their reserving process. One Beacon is evaluating extending their Mira license to all 50 states as well.

After a successful 7 state pilot, The Hartford signed a deal to pilot MIRA as a 50 state actuarial tool for 6 months. Upon successful pilot completion, The Hartford is likely to license MIRA on an on-going basis.
In Q2 South Carolina became the fifth customer for HNC Claims Advisor for Exception Management along with Utah, Nevada, North Dakota and commercial client Liberty Mutual.

Turning to the efficiency suite, in terms of Blaze I'm pleased to report a number of positive activities. First, we had a very strong quarter selling Blaze advisor and inked over 37 deals. These deals were sold to both existing HNC customers and existing Blaze customers as well as new customers that had no existing relationship with either Blaze or HNC. About 5 of these wins had a price tag over $200,000, Blaze's traditional ASP. The majority of the Blaze advisor sales were done in North America.
Examples of some interesting Blaze sales include
Two existing financial services customers, AMEX and MBNA, both upped their license agreements for Blaze and appear to be migrating to an "Enterprise-wide" license deal.
In the governmental area, in conjunction with IBM Global Systems, we landed some very nice business with The Dutch Tax Authority who upped their Blaze license this Quarter.

Domestically, The California Department of Motor Vehicles is ripping out their existing rules engine within their IT System and replacing it with Blaze. Next year all California vehicle licensing will be managed using Blaze Advisor. Interestingly, the existing rules engine functioned satisfactorily but was not capable or flexible enough to adhere to the consistently changing Californian state laws and regulations.
Lastly, Maine's Department of Environmental Protection became a Blaze user in Q2.
In insurance, both National Grange and Questium became new Advisor customers.

In the first week of the 3rd Quarter, we sold our biggest Blaze deal in history. UK based Egg, one of Europe's largest internet banks, purchased $1.1 Million dollars of Blaze Advisor and will be using our software as part of their European roll-out.

In terms of Decision Management, in Q2 we had nice traction with our Decision Manager product line. Noteworthy deals included a new service deal with Chase who has asked us to help them with further implementation to improve their ability to execute new credit card application campaigns.
A big accomplishment this Q was Citigroup's final switch-over from their in-house legacy system to Decision Manager for all their credit card application processing.

This quarter after 3-6 months of implementation, many of our new customers "Went Live" including AEON in Hong Kong and Qwest and TelOne domestically while some older existing customers such as Unibanco dramatically escalated their usage of Decision Manager with record application volume this quarter.

In our RoamEx product line, in telecom we had some nice activity in our RoamEx product. In June, Telefonica Brazil purchased RoamEx for their 5 Brazilian properties while Rogers AT&T became our first customer to license our new RoamEx High Usage Reporting System. This new product extends RoamEx with better functionality and allows us to enter the very large GSM wireless market.
In terms of Bill Review, we closed a number of interesting deals in 2Q with some very noteworthy insurance carriers.

As I mentioned earlier, in 2Q OneBeacon purchased our MIRA Claims Reserving product. Interestingly, they also selected HNC Outsourced Bill Review Services to assess and reprice their workers' compensation medical bills.
Additional Bill Review purchasers in the quarter included

Freeman Administrative Solutions, a third party administrator which handles business insurance claims on business written by Texas insurance agents. HNC Software will process all of Freeman Administrative Solutions' Texas non-subscriber medical bills for existing and new clients at the HNC Outsourced Bill Review Service Center in Coppell, Texas.
Great American Insurance Group, the 25th largest property and casualty insurance carrier, with FY 2000 net written premiums of $2.6 billion, also selected Bill Review in 2Q.

While One Beacon, Freeman and Great American are all new HNC customers, Wellpoint chose to increase their Bill Review license and also added our Decision Manager for Medical Bills to their overall processing system this quarter.
Let me take a brief moment to update you on our Homeland Security initiative...
With that said, I'd like to now hand it over to Ken Saunders to review our second quarter financial results.
Ken Saunders:
Thanks, John. I'll review our 2Q results for you but a bit, given our impending merger with Fair Isaac, will not be providing you with any forward looking financial guidance on this call. Our intention is to have a conference call when the merger is finalized and provide financial guidance for the combined company at that time.

For the quarter, HNC reported revenues of $57.2 million and operating earnings of roughly $3.7 million or operating EPS of $.09 cents per share on 42.1 million fully diluted weighted shares outstanding. DSOs came in within our comfort range of 60 to 65 days at 62 for the quarter without any financing.

As a percentage of total revenues each product suite accounted for the following: the Efficiency Suite represented about 52% of total revenue, the Risk Suite was 38%, and the Opportunity Suite 8%, with the remaining 2% attributable to our Government contracting work as well as Other revenue.

We also report three separate break downs of Total Revenue which will help you better understand our business model; Recurring Revenues, Transactional Revenues which are based on actual transactions of units being analyzed by our products, and Remote Hosted Services Revenues which is our ASP and service bureau. Each of which I'll present as a percentage of total revenue.

Recurring Revenues accounted for 73% of Total Revenues. The Recurring Revenue component is broken down into two parts: the Transactional and the Non-Transactional. Transactional Revenue is based upon a transaction or unit and accounted for 49% of total revenue. While the other 24%...for a total of 73%. Remote Hosted Services revenues were 21% of Total Revenues for the quarter.
Geographically, approximately 24% of total revenues came from international sales.

The company continues to generate positive cash flow from operating activities which is $6.4 million for the quarter. And total cash and investments totaled approximately $312 million at the end of the quarter. The company had about 1,200 full time employees as well at the end of the quarter.
So in summary we're pleased with the Q2 results in this challenging business environment.

In recognition of Reg FD, the company will not be presenting a discussion or discussing the company's forecast outside the conference call. So please feel free to ask any questions that you have at the end of the call. And with that I will turn it back over to John.

So with that operator, we'd like to open it up for questions.
Operator:
Ladies and gentlemen, at this time I would like to remind everyone in order to ask a question please press star and then the number one on your telephone keypad. We'll pause for just a moment to compile the Q&A roster. Your first question comes from...
[Q&A]
Operator:	Gentlemen, at this time there are no further questions.
John Mutch:
Well, thank you very much operator. On a personal note, this will in all probability be my final earnings call for HNC Software. On behalf of all of the personnel in our company, I would like to thank the investment and analysts communities for their support. It has been exciting and a lot of fun. If there are no further questions we'll end the call at this point.